Filed by CVR Partners, LP
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rentech Nitrogen Partners, L.P.
Commission File No.: 001-35334

Commission File No. for Registration Statement on Form S-4
filed by CVR Partners, LP: 333-206982

An audio replay of the conference call reflected in the following transcript was made available by CVR Partners, LP on its website on October 29, 2015.
Information for Unitholders
In connection with the proposed transaction, CVR Partners, LP (“UAN”) filed a registration statement on Form S-4 that includes a prospectus of UAN and a proxy statement of Rentech Nitrogen Partners, LP (“RNF”), and UAN and RNF intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of RNF seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by UAN and RNF with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to UAN may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to RNF may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation

UAN, RNF and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of UAN’s general partner is contained in UAN’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of RNF’s general partner is contained in RNF’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond UAN’s and RNF’s control, including the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, RNF unitholder approval, the ability of RNF to divest or distribute its Pasadena facility, and the satisfaction of other conditions to consummation of the transaction; the ability of UAN to successfully integrate RNF’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to the finance the transaction and the combined company; and the ability to achieve revenue growth. An extensive list of factors that can affect future results are discussed in UAN’s Annual Reports on Form 10-K, RNF’s Annual Reports on Form 10-K and other documents filed from time to time with the SEC. UAN and RNF undertake no obligation to update or revise any forward-looking statement to reflect new information or events.

Event ID: 139552559385
Event Name: Q3 2015 CVR Partners LP Earnings Call
Event Date: 2015-10-29T15:00:00 UTC

P: Operator;;
C: Wes Harris;CVP Partners, LP;VP, Business Analysis
C: Mark Pytosh;CVP Partners, LP;CEO & President
C: Susan Ball;CVP Partners;CFO
P: Adam Samuelson;Goldman Sachs;Analyst

+++ presentation

Operator^ Greetings, and welcome to the CVR Partners third-quarter 2015 earnings conference call. At this time, all participants are in listen-only mode. A question and answer session will follow the formal presentation. (Operator instructions) As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Wes Harris, Vice President of Business Analysis for CVR Partners. Please go ahead, Wes.

Wes Harris^ Thanks, Kevin, and good morning, everyone. We appreciate everyone joining us today for the call. With me today are Chief Executive Officer Mark Pytosh, and Chief Financial Officer Susan Ball.

Before Mark and Susan discuss our recent results, I will provide the following Safe Harbor statements. In accordance with federal securities laws, statements in this earnings call relating to matters that are not historical facts are considered forward-looking statements.

These forward-looking statements are based on management's beliefs and assumptions using currently available information and expectations as of today. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties including those noted in our filings with the SEC.

In addition, today's presentation includes various non-GAAP financial measures. The disclosures related to such non-GAAP measures, including reconciliations to the most directly comparable GAAP financial measures, are included in our 2015 third-quarter results press release that was issued earlier this morning.

Adjusted EBITDA is an example of such non-GAAP measures. Adjusted EBITDA represents net income adjusted for depreciation, amortization, net interest expense, and other financing costs, income tax expense, major scheduled turnaround expenses, non-cash share-based compensation, and expenses associated with the Rentech Nitrogen Partners merger.

With that out of the way, I'll turn the call over to Mark.

Mark Pytosh^ Thank you, Wes. And good morning, everyone. And thank you for joining today's 2015 third-quarter earnings call. I will first review our operating performance for the quarter and then provide some comments on the Rentech Nitrogen acquisition.

As most of you know, we were planning our normal plant turnaround for July, which was scheduled for 18 days. The turnaround went well as we were able to both inspect and repair a number of the units within the plant, and we installed some new equipment that should help us run at higher rates of production. We completed the turnaround on time and at our previously estimated cost of $7 million.

However, following the turnaround, the air separation unit operated by Linde that feeds nitrogen and oxygen to our facility was impacted by three separate unexpected shutdowns during August and September. The total additional downtime during the third quarter from the three shutdowns was approximately 18 days.

The combined impact from the planned downtime from the turnaround and unplanned outages due to Linde's air separation unit was between $0.20 and $0.25 per unit. The unplanned downtime was very disappointing because the plant has boasted some of the highest production rates in its history since the turnaround. While it may be a little early to call these rates sustainable, we have seen the ammonia plant operating at over 1,300 tons per day, and the UAN plant has been producing at or near 3,000 tons per day.

Looking into more detail of this year's third-quarter operating performance during the period, the gasifier ran at 62%, the ammonia unit operated at 58%, and the UAN plant ran at almost 57%. Excluding the impact of our planned full-facility turnaround and Linde's air separation unit outages, the on-stream rates for the third quarter would have been much higher. This includes run times of 100% for the gasifier, 97% for the ammonia unit, and 96% for the UAN plant.

Looking at product tons for the period, we produced 66,300 tons of ammonia, we purchased 7,500 tons of ammonia as feedstock, and we converted the substantial majority of our ammonia into 152,400 tons of UAN.

For the 2015 third quarter, we received an average realized gate price for UAN of $227 per ton. This is compared to the $254 per ton we recorded in the third quarter of 2014, and the $269 per ton we reported for the 2015 second quarter. For ammonia, we received an average realized gate price of $478 per ton in the third quarter of 2015 versus $503 per ton in the third quarter 2014, and $546 per ton in the 2015 second quarter.

As a result, our summarized financial highlights for this year's third quarter include a revenue of $49.3 million, adjusted EBITDA of $3.8 million, a net loss of $13.5 million, and available cash for distribution per common unit of negative-$0.04.

An important achievement in our third quarter was the announcement of our agreement to acquire Rentech Nitrogen. We view the transaction as a win-win for the unit holders of both CVR Partners and Rentech Nitrogen Partners. We believe the merger of the two partnerships will create an expanded MLP with production facilities in Kansas and Illinois, and a leading position in the US nitrogen fertilizer industry.

We also expect the merger will be accretive to CVR Partners' cash available for distribution. Upon closing of the transaction, CVR will not only have production capacity in the Southern Plains, but also the mid Corn Belt, the key corn producing region in the US. Through enhanced logistics, we also expect to have the ability to provide more options for product delivery for our customers and lower our transportation cost.

Both companies enjoy some of the highest margins in the industry, which can be enhanced through cost savings of combining the two companies. In addition, we will diversify our feedstock as Rentech's East Dubuque facility utilizes natural gas while CVR's Coffeyville facility uses pet coke. Finally, the combination will eliminate the single facility risk that both CVR and Rentech have today.

Our merger agreement with Rentech Nitrogen includes among other things customary restrictions prior to closing of the transaction require each partnership to conduct its business in the ordinary course. Last month we passed the deadline for receiving comments related to our required Hart-Scott-Rodino filing with the FTC.

Also in September, we filed the Form S-4 with the SEC, and we are currently waiting for the document to become effective. As a reminder, Rentech, Inc. and certain of its affiliates collectively hold 59.7% of the Rentech Nitrogen common units, and have agreed to vote such units in favor of the transaction, which is a sufficient number of Rentech Nitrogen common units to approve the transaction.

The transaction is subject to approval by a majority of outstanding Rentech Nitrogen common units, and the date of the special meeting for unit holders to vote on the merger will be determined after the S-4 becomes effective.

The key gating item to the completion of the merger is Rentech's disposition of the Pasadena facility either by sale to a third party or through the creation of a separate entity that owns the Pasadena facility to be retained by unit holders of Rentech Nitrogen.

At this time, we are not in a position to discuss the timing of the Pasadena sale, but are preparing to be able to close the transaction in the first quarter of 2016. I will now turn it over to Susan to discuss our detailed financial results. Following that, I will provide some concluding remarks, and then open it up for Q&A. Susan?

Susan Ball^ Thank you, Mark, and good morning, everyone. As Mark mentioned, net sales for the 2015 third quarter were $49.3 million. This is compared to $66.7 million in 2014. The primary driver of the decrease was reduced UAN sales volumes due to the previously discussed plant downtime as well as lower pricing. Partially offsetting the overall decrease for the period was higher ammonia sales volumes.

Cost of products sold for the 2015 third quarter was $14.5 million as compared to $15.4 million in 2014. The decrease was primarily associated with lower consumption of pet coke due to plant downtime as well as lower freight and distribution cost. Partially offsetting the overall decrease was higher third-party ammonia purchases.

Direct operating expenses for the 2015 third quarter increased to $33.2 million from $26.1 million in the prior-year period. Primarily driving the $7.1 million increase was the $6.6 million of spending for the plant turnaround during the third quarter.

Selling, general, and administrative expenses for the 2015 third quarter were $6 million as compared to $4 million for the third quarter of 2014. During the third quarter, we incurred approximately $1.5 million of expenses associated with the Rentech Nitrogen merger. We currently also anticipate to incur a similar level of spending for merger-related expenses in this year's fourth quarter.

Finally, we recorded a net loss the 2015 third quarter of $13.5 million, or an $0.18 loss per common unit. This is compared to net income of $12. 7 million, or $0.17 per common unit for the third quarter of 2014. During the 2015 third quarter, we spent $6.4 million on capital projects including $3.8 million for maintenance CapEx. For the 2015 full year, we continue to expect maintenance CapEx spending of $10 million to $12 million.

We ended the quarter with $33 million in cash and cash equivalents and $25 million available under our revolving credit facility. In addition, our long-term debt remained low at $125 million. I would note that we are considering capital structure and refinancing options associated with our credit facility that matures in April of next year and in contemplation of the Rentech Nitrogen merger. We anticipate these options will be adequate to fund any necessary cash requirements.

With that, I'll turn the call back to Mark for his closing formal remarks.

Mark Pytosh^ Thanks, Susan. In its most recent WASDE report, the USDA included a planting estimate of 88.4 million corn acres in the US for this year. The most recent crop progress report indicated that 75% of corn has been harvested to date, which is ahead of the 68% average estimate for the previous five years.

As such, while there is still a sizable amount of corn left to harvest, all indications are pointing to another large harvest, although not a record amount like we saw in 2014. Combined with fairly consistent level of expected year-over-year corn demand, the USDA is estimating a year-end corn stocks-to-use ratio of 11.3%. I would note that this is less than the USDA stocks-to-use ratio of 12.6% leading into the 2015 planting seasons.

Early readings of 2016 indicate that a similar level of corn acres will be planted in the US next year, which should lead to the application of a significant amount of nitrogen fertilizer headed into next year's spring planting season.

Over the last few months, we've seen a global softening of nitrogen fertilizer prices primarily due to well-documented economic slowdowns in China and Brazil, weather-driven product application issues in India, and an increase in Chinese exports of urea.

Farmers have also been slower to purchase fertilizer in advance this year, but with fall application likely to pick up in the next few weeks, we should see more demand and get an indication of pricing levels for the next several months.

Specifically for CVR partners, one thing to keep in mind is that in early July, we took fill season orders that locked in pricing for the significant majority of our second half of the year UAN production. As such, the price decreases we have seen in the market over the last few months have not impacted the sales prices we received for tons related to our fill season contracts put in place back in July.

Looking beyond this year, the fundamentals of the US nitrogen fertilizer industry remain strong. We believe the US will remain a net importer of nitrogen even after taking into consideration the additional product supply scheduled to come online over the next year.

Given this backdrop, we will continue to capitalize on opportunities to improve cost efficiencies across the business and maximize production at our Coffeeville plant. We will also apply that approach to the East Dubuque facility after completing the acquisition.

Beyond our recent Rentech announcement, we also see opportunities for growth beyond our expanded base of operations through further consideration among the nitrogen fertilizer producers. We believe our larger base puts us in a stronger competitive position to allow us to pursue other growth opportunities over the next several years. We anticipate that the nitrogen fertilizer business will continue to consolidate globally in the years to come, and we intend to participate in the consolidation.

With that, we are ready to answer any questions you may have. Kevin?

+++ q-and-a

Operator^ Thank you. At this time we will be conducting a question and answer session. (Operator instructions)

Adam Samuelson, Goldman Sachs.

Adam Samuelson^ Yes, thanks. Good morning, everyone.

Mark Pytosh^ Hi, Adam.

Adam Samuelson^ So I guess my first question, on the downtime, what was the reason, or can you help explain why that was deemed immaterial and not something that was disclosed in August if not September when it became evident that you'd lost almost 20-something% of the quarter's production when you adjust for the planned turnaround in early July?

Mark Pytosh^ Yes, so Adam, we typically have several days of downtime every quarter unplanned. And this was over a series of events that occurred. It wasn't one 18-days stretch. It had stretched through the quarter. And some of it came right near the end of the quarter. And we were so close to the earnings report anyway, we just thought that it made sense to put it out with earnings.

Adam Samuelson^ Okay. As you think about the negative free cash flow in the quarter, and there was no cash distribution to unit holders, is the expectation that you would go back to your normal course of paying out your distributable cash flow in the fourth quarter and beyond? Or is there an expectation you're going to [recall] back to negative cash flow from the 3Q going forward?

Mark Pytosh^ Well, the negative cash flow, that'll be something the Board will have to take up in the next quarter. But we do expect to go back to -- because we expect a normal production schedule in the fourth quarter. So we'd expect to go back to normal distributions starting in the fourth quarter.

Adam Samuelson^ Okay. And then I guess for me the last one on the market, (inaudible) some bigger competitors starting up or near start-up, CF, Donaldsonville, and OCI at Wever. Have you seen the impact of that, of them marketing those tons in the marketplace yet? And maybe provide a little bit of color on dealer engagement at this point in the fall as they start to refill the tanks for next year.

Mark Pytosh^ Sure. What I would say is on the CF, the Donaldsonville, I think that we've already seen the impact of them marketing those tons in the fill season. So what we saw there is they were taking orders assuming that that plant was going to be shipping going into later this year and into the spring.

So I think we've started to see the Donaldsonville marketing impact. Haven't really seen that in the OCI. I think that it's uncertain -- I think people don't feel confident of the start date there. So I think there's been less of a marketing push for that.

Having said that, I think that even in the fall application, farmers have been, and distributors, retailers have been slower to order than normal. And it may be that they're thinking about that capacity. But it's actually been slower this fall. But it's not that that fertilizer will need to be applied. It's just that they haven't bought it as far in advance as they normally would for a fall application, as an example.

So we do expect to see that pick up and see orders coming in. We had a very good, as I said on the last call, good, robust fill season. So there was a lot of people buying in advance to refill those tanks through the second half of the year even into a little bit of the first quarter next year. So there's already sort of a pre-purchase of a number of tons there. So that was a pretty normal season.

But it's been -- people have been slower to purchase this fall. But again, we expect the acres to be probably in the same ballpark next year as this year. So we'd expect to see that demand pick up and those tons moving for fall, and then going into the first quarter.

Adam Samuelson^ And under normal course, you would start to price the first quarter and parts of the second quarter in kind of the December/January period. Is that right?

Mark Pytosh^ Yes, sort of. Usually like December, (inaudible) at least for part of the first/second quarter.

Adam Samuelson^ Okay, great. That's very helpful. Thanks very much.

Mark Pytosh^ Thanks, Adam.

Operator^ Thank you. We've reached the end of our question and answer session, and I'd like to turn the floor back over to management for any further or closing comments.

Mark Pytosh^ Again, thank you, everybody for joining us today. And we look forward to speaking to you next quarter. Thank you very much.

Operator^ Thank you. That does conclude today's teleconference. You may disconnect your lines at this time, and have a wonderful day. We thank you for your participation today.